SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 OF the Securities Exchange
                                  Act of 1934


                         For the month of December 2002

                        (Commission File No. 33-84952-02)

                          The Wharf (Holdings) Limited
                  (Translation of registrant's name in English)

                            16th Floor, Ocean Centre
                            Harbour City, Canton Road
                               Kowloon, Hong Kong
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---            ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                                 Yes     No   X
                                     ---     ---

The Wharf (Holdings) Limited
Change in Directorate

Hong Kong, December 23, 2002...... The Wharf (Holdings) Limited announced the retirement of Mr. K. H. LEUNG from the Company and the Board with effect from January 1, 2003.

Group Chairman Peter K. C. Woo thanked Mr. K. H. Leung for his valuable contribution at Wharf over the years in the area of finance.

With effect from the same day, Mr. Erik Bogh CHRISTENSEN will be appointed a non-executive Director of the Company.

Mr. Erik Christensen has been the Managing Director of Modern Terminals Limited since 1997. Modern Terminals is a 55.34 per cent owned subsidiary of the Company and the longest established container terminal operator in Hong Kong.



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For enquiries, please contact:

Margaret Ng
Corporate Communications Manager
The Wharf (Holdings) Limited
Tel: (852) 2118 2196
Fax: (852) 2118 2028
Email: pr@wharfholdings.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            THE WHARF (HOLDINGS) LIMITED - WHARF


Date:    December 30, 2002

                                            By: /s/ Wilson Chan
                                                ------------------------------
                                                Name: Wilson Chan
                                                Title: Company Secretary